                                   FORM 6-K
                                  ----------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                           For the month of May 2000


                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                -----------------------------------------------
                  (Translation of Registrant's into English)

                                EDIFICIO CANTV
                              AVENIDA LIBERTADOR
                              CARACAS, VENEZUELA
                              ------------------
                   (Address of Principal Executive Offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                    -----             -----


      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                              Yes           No  X
                                  ----         ----

      This report consists of an English translation of the original Spanish language version of an April 28, 2000 filing with the Venezuela National Commission on Securities of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of the period ended on March 31, 2000, prepared according to Venezuelan GAAP, which differs in certain important respects from US GAAP.

                COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                            (CANTV) AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                 AS OF MARCH 31, 2000 AND DECEMBER 31, 1999 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

            FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2000 AND 1999
               (Adjusted for CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE inflation and expressed in millions of constant bolivars
                                    --------
           as of March 31, 2000, except per share and per ADS amount)

                                                             2000        1999
                                                           --------    --------
OPERATING REVENUES:
    Local and domestic long distance usage                  133,803     139,767
    Basic rent                                               70,875      86,986
    Public telephones                                        21,842      29,220
                                                           --------    --------
           Local and domestic long distance                 226,520     255,973

    International long distance                              32,154      36,369
    Net settlements                                          10,221       6,809
                                                           --------    --------
           International long distance                       42,375      43,178

    Other wireline-related services                          30,355      40,806
                                                           --------    --------
           Total wireline services                          299,250     339,957

    Wireless services                                       106,517      99,987
    Other telecommunications-related services                 6,159       7,923
                                                           --------    --------
           Total operating revenues                         411,926     447,867
                                                           --------    --------

OPERATING EXPENSES:
   Operations, maintenance, repairs and administrative      203,924     210,291
   Depreciation and amortization                            161,759     144,257
   Concession and other taxes                                31,879      31,201
                                                           --------    --------
           Total operating expenses                         397,562     385,749
                                                           --------    --------

           Operating income                                  14,364      62,118
                                                           --------    --------

OTHER (EXPENSE) INCOME, NET:
    Financing (cost) benefit, net                           (11,072)        118
    Other income (expense), net                                 403        (107)
                                                           --------    --------
           Total other (expense) income, net                (10,669)         11
                                                           --------    --------

           Income before income tax                           3,695      62,129

INCOME TAX                                                      813      14,128
                                                           --------    --------
           Net income                                         2,882      48,001
                                                           ========    ========

EARNINGS PER SHARE                                                3          48
                                                           ========    ========

EARNINGS PER ADS (BASED ON 7 SHARES PER ADS)                     20         336
                                                           ========    ========

Average shares outstanding (in millions)                        990       1,000
                                                           ========    ========

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

                CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2000
           AND DECEMBER 31, 1999 (Adjusted for inflation and expressed
             in millions of constant bolivars as of March 31, 2000)

                                                                                           March 31,          December 31,
                                                                                             2000                1999
                                                                                         ------------         ------------
                                      ASSETS

CURRENT ASSETS:
    Cash and temporary investments                                                            301,339              332,869
    Accounts   receivable,   net  of  allowance  for  doubtful   accounts  of  Bs.
       77,010                       and Bs. 80,174                                            408,142              419,235
    Accounts receivable from Venezuelan Government entities                                   130,934              124,875
    Inventories and supplies, net                                                              39,965               44,714
    Other current assets                                                                       13,994               12,773
                                                                                         ------------         ------------
             Total current assets                                                             894,374              934,466

Property, plant and equipment, net                                                          3,090,671            3,211,064
Cellular concession, net                                                                       88,657               89,346
Other assets                                                                                  222,936              231,724
                                                                                         ------------         ------------
             Total assets                                                                   4,296,638            4,466,600
                                                                                         ============         ============

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term debt                                                                            58,452               55,142
    Accounts payable                                                                          264,695              283,375
    Employee severance benefits, net                                                           10,473                9,119
    Accrued employee benefits                                                                  55,229               34,697
    Other                                                                                     112,359              178,662
                                                                                         ------------         ------------
             Total current liabilities                                                        501,208              560,995

LONG-TERM LIABILITIES:
     Long-term debt                                                                           329,667              351,942
     Pension and postretirement benefit obligations                                           341,570              337,243
                                                                                         ------------         ------------
             Total liabilities                                                              1,172,445            1,250,180

STOCKHOLDERS' EQUITY                                                                        3,124,193            3,216,420
--------------------
                                                                                         ------------         ------------
             Total liabilities and stockholders' equity                                     4,296,638            4,466,600
                                                                                         ============         ============


  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND THE YEAR ENDED DECEMBER 31, 1999
              (Adjusted for inflation and expressed in millions of
                    constant bolivars as of March 31, 2000)

                                                  Capital Stock
                                  ---------------------------------------------
                                                                                    Additional
                                    Historical       Inflation                       Paid-in           Retained          Legal
                                       Cost          Adjustment         Total        Capital           Earnings         Reserve
                                  -------------     -----------      ----------    ------------      ----------       ----------
Balance as of December 31, 1998          36,902       1,287,117       1,324,019          16,465       1,951,631          132,403

   Accumulated postretirement
       benefits obligation                    -               -               -               -        (158,609)               -

   Net income                                 -               -               -               -          91,906                -

   Dividends declared                         -               -               -               -         (64,296)               -

   Extraordinary dividends
     declared                                 -               -               -               -        (103,029)               -

   Repurchased shares                         -               -               -               -          (1,160)               -

   Change in cumulative
     translation adjustment                   -               -               -               -               -                -
                                     ----------      ----------      ----------      ----------      ----------       ----------
Balance as of December 31, 1999          36,902       1,287,117       1,324,019          16,465       1,716,443          132,403

   Net income                                 -               -               -               -           2,882                -

   Dividends declared                         -               -               -               -         (60,000)               -

   Repurchased shares                         -               -               -               -         (18,375)               -

   Change in cumulative
     translation adjustment                   -               -               -               -               -                -
                                     ----------      ----------      ----------      ----------      ----------       ----------
Balance as of March 31, 2000             36,902       1,287,117       1,324,019          16,465       1,640,950          132,403
                                     ==========      ==========      ==========      ==========      ==========       ==========

                                       Treasury       Cumulative         Total
                                       Capital        Translation     Stockholders'
                                        Stock         Adjustment         Equity
                                     ----------       -----------     -------------
Balance as of December 31, 1998               -           26,473       3,450,991

   Accumulated postretirement
       benefits obligation                    -                -        (158,609)

   Net income                                 -                -          91,906

   Dividends declared                         -                -         (64,296)

   Extraordinary dividends
     declared                                 -                -        (103,029)

   Repurchased shares                    (1,601)               -          (2,761)

   Change in cumulative
     translation adjustment                   -            2,218           2,218
                                     ----------       ----------      ----------
Balance as of December 31, 1999          (1,601)          28,691       3,216,420

   Net income                                 -                -           2,882

   Dividends declared                         -                -         (60,000)

   Repurchased shares                   (17,454)               -         (35,829)

   Change in cumulative
     translation adjustment                   -              720             720
                                     ----------       ----------      ----------
Balance as of March 31, 2000            (19,055)          29,411       3,124,193
                                     ==========       ==========      ==========

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2000 AND 1999
                    (Adjusted for inflation and expressed in
               millions of constant bolivars as of March 31, 2000)


                                                                                2000          1999
                                                                              --------      --------
 OPERATING ACTIVITIES:
    Net income                                                                   2,882        48,001
    Adjustments to reconcile net income to net cash provided by operating activities:
     Loss (gain)  from net  monetary position                                    2,547        (6,138)
     Exchange loss, net                                                          4,242         5,908
     Depreciation and amortization                                             161,759       144,257
     Provision for doubtful accounts                                            17,930        26,822
    Changes in current assets and liabilities:
     Accounts receivable                                                       (19,170)      (47,732)
     Accounts receivable from Venezuelan Government entities                    (9,803)      (23,617)
     Inventories and supplies, net                                               4,459       (12,547)
     Other current assets                                                       (1,383)       (3,433)
     Accounts payable                                                           (3,356)        6,520
     Employee severance benefits, net                                           23,154        17,260
     Other current liabilities                                                 (62,088)       (3,942)
                                                                              --------      --------
                                                                               121,173       151,359
    Changes in non current assets and liabilities:
      Other assets                                                                (428)        4,269
      Pension and postretirement benefit obligations                             4,327        10,249
                                                                              --------      --------
                 Net cash provided by operating activities                     125,072       165,877
                                                                              --------      --------

INVESTING ACTIVITIES:
    Capital expenditures, net of disposals                                     (31,529)      (45,436)
                                                                              --------      --------
                 Net cash used in investing activities                         (31,529)      (45,436)
                                                                              --------      --------

FINANCING ACTIVITIES:
    Payments of debt                                                           (18,265)       (8,088)
    Dividend payments                                                          (60,000)            -
    Share repurchase                                                           (35,829)            -
                                                                              --------      --------
                 Net cash used in financing activities                        (114,094)       (8,088)
                                                                              --------      --------

(Decrease) increase in cash and temporary investments before loss in
  purchasing power of cash and  temporary investments                          (20,551)      112,353

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY
     INVESTMENTS                                                               (10,979)       (8,406)
                                                                              --------      --------
          (Decrease) increase in cash and temporary investments                (31,530)      103,947

CASH AND TEMPORARY INVESTMENTS:
    Beginning of period                                                       332,869       141,113
                                                                              --------      --------
    End of period                                                             301,339       245,060
                                                                              ========      ========

 SUPPLEMENTAL INFORMATION:
     Cash paid during the period for:
     Interest                                                                   13,082        14,309
                                                                              ========      ========

     Taxes                                                                      90,437        86,453
                                                                              ========      ========



  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                                AND SUBSIDIARIES

                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (Amounts are adjusted for inflation
                      and expressed in millions of constant
           bolivars as of March 31, 2000, unless otherwise indicated)


1.       EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.


2.       COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) suscribed in 1991, a Concession Agreement (the Concession) with the Government of Venezuela (the Government) to provide national and international telecommunications services, including fixed switched telephone services, private networks, data, public telephone, rural and telex services; for the purpose of guaranteeing high quality service, improving the supply, modernizing and expansion of the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition.

CANTV is the primary provider of telecommunications services in Venezuela and provides substantially all of its services within the country and substantially all of its operating income is derived from Venezuela domiciled customers and from settlements with foreign carriers for calls completed in Venezuela.

The Company is the proprietor of the only basic telecommunications network with nationwide coverage, through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, the Company provides other telecommunications-related services including wireless communications, internet access and telephone directories.

Significant terms of the Concession are as follows:

a. The Concession provides that the company is to be the exclusive provider switched, fixed local, national and international telephone services, on an exclusive basis until November, 2000 and after this date compete with other Companys to provide these services.

b. The Concession is for 35 years ending in 2026 and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, previously the

    Ministry of Transportation and Communications (the Ministry), and satisfactory performance by the Company of its obligations under the Concession.

c. The Company is required to pay annually to the Government a total of 5.5% of services billed which is reflected as Concession and other taxes in the accompanying consolidated statements of operations.

d. The Concession requires the Company to expand, modernize and improve the quality of its telephone network as well as to meet prescribed service quality targets. The Concession mandates include national and regional expansion and modernization targets as well as annual and cumulative targets (See Note 17 - Commitments and contingencies).

e. The Concession specifies various penalties which may be imposed on the Company for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against the Company through March 31, 2000, have not been material.

f. The Concession allows for periodic increases in telephone rates as more fully described in Note 4 - Regulation.


3.       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a.  Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

b.  Adjustment for inflation

The Company's consolidated financial statements are presented on a constant bolivar basis as of March 31, 2000, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) and its amendments issued by the Venezuelan Federation of Public Accountants.

The amounts in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at March 31, 2000, based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela. The indices used in connection with the preparation of the inflation adjusted financial statements are as follows (1984 base):

                           March 31,    December 31,    March 31,
                             2000          1999          1999
                          ----------   -------------- -----------
End of period             18,799.94     18,247.30     15,994.50
Average for period        18,660.94     16,860.30     15,777.53

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at March 31, 2000, as follows:


i. Monetary assets and liabilities (cash and temporary investments, receivables, other assets and most liabilities) as of March 31, 2000, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 1999, have been reexpressed based upon the relative change in the CPI between that date and the CPI at March 31, 2000.

ii. Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at March 31, 2000.

iii. Non-monetary liability, pension and other postretirement benefit obligations and its related expense are recorded based on actuarial calculations.

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at March 31, 2000.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The inflation (loss) gain attributable to the Company's net monetary asset or liability position has been set forth as (loss) gain from net monetary position as part of the Financing (cost) benefit, net caption in the accompanying consolidated statements of operations (See Note 15 - Financing (cost) benefit, net).

c.    Consolidation principles

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d.    Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the statements of cash flows.

e.    Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US $500 are expensed when purchased.

f.    Depreciation and amortization

Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets. The costs of the cellular concession (See Note 5 - Cellular concession) and other intangible assets (See Note 9 - Other assets) are amortized on a straight-line basis over the expected periods benefited, not to exceed 40 years. Amortization expense was Bs. 9,838 and Bs. 7,881 for the three months periods ended March 31, 2000 and 1999, respectively. Accumulated amortization was Bs. 206,655 and Bs. 196,817 at March 31, 2000 and December 1999, respectively.

g.    Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. Until December 31, 1998 such costs were amortized over their expected useful lives of 6 to 7 years. In 1999, the Company reviewed and updated its policy to amortize certain computer software and set useful lives from 3 to 5 years. This change did not have a material impact on the financial statements of the Company. During the periods ended March 31, 2000 and 1999, the Company capitalized Bs. 2,123 and Bs. 10,300, respectively. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.    Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 69,577 and Bs. 96,703 are included in accounts receivable as of March 31, 2000 and 1999, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories.

i.    Income tax

The income tax expense is calculated based upon taxable income. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the fiscal adjustment for inflation, are permitted to be carried forward for three years.

j.    Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current labor law, employees earn a severance indemnity equal to 5 days' salary per month, up to a total of 60 days' per year of service. Labor indemnities are earned once an employee has completed three months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days' salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days' salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. In the case of an involuntary termination, an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment must be paid.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days' salary for the year ended December 31, 1999, totaling Bs. 39,131.

k.    Pension plan and other postretirement benefits

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation are 7% and 2%, respectively (See Note 13 - Retirement benefits).

In 1999, the Company recorded postretirement health care costs based on actuarial estimates as required by International Accounting Standard 19 (IAS
19). The accumulated postretirement benefits obligation, as of December 31, 1998, was recognized on an immediate basis affecting retained earnings. This adoption did not have a material impact on 1999 results.

l.    Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 670.00 and Bs. 649.25 per US dollar as of March 31, 2000 and December 31, 1999, respectively (See Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing
(cost) benefit, net caption in the accompanying consolidated statements of operations (See Note 15 - Financing (cost) benefit, net).

m.    Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals 10% of capital stock. As of March 31, 2000 and December 31, 1999, the Company's legal reserve had reached 10% of capital stock.

n.    Earnings per share

Earnings per share are based on 990,057,000 common shares outstanding and 1,000,000,000 common shares outstanding during the three months ended March 31, 2000 and 1999, respectively.


4.    REGULATION:

The Telecommunications Law and telecommunications regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions or permissions granted by the Government, which acts through the Ministry. The Company's business and the tariffs it charges for basic telephony services are regulated by the Concession, the Telecommunications Law and telecommunications regulations, and, most recently, by the agreement signed by CANTV and CONATEL on February 21, 2000.

The Comision Nacional de Telecomunicaciones (CONATEL) is a regulatory body under the direction of the Ministry, and has the authority to supervise telecommunications services in Venezuela and recommend the granting of concessions, licenses and administrative authorizations. CONATEL creation decree provides that this entity shall promotes investments in telecommunications and technological innovation in Venezuela.

Prior to February 2000, when CANTV entered into the agreement with CONATEL, CANTV's rates were regulated under the Concession, the Concession had provided for tariff regulation through a "price-cap" and a "rate rebalancing" mechanism that promotes operating efficiency and allows for progressive tariff adjustments. The price-cap varies directly with the Wholesale Price Index (WPI) published by the Central Bank of Venezuela, permitting the Company, with the approval of the Ministry, to raise tariffs each quarter to keep pace with wholesale inflation. Generally a three to six month delay exists between the date the WPI is published for a particular quarter and its actual effect on new tariffs.

CANTV's third and fourth quarter 1999 tariff increases were not approved by CONATEL. According to statements given to the press by CONATEL, the Company was in noncompliance, and therefore, in violation of the Concession with regards to service quality targets. These statements did not have legal bases.

On July 12, 1999, CANTV filed a legal document with the Ministry to initiate a preliminary administrative proceeding, a step prior to filing a lawsuit, and sought the participation of the Ministry and the Attorney General of the Republic (the Attorney) in order to solve the tariff increase issue. This procedure allowed the Government to resolve the situation before formal judicial proceedings took place.

CANTV decided not to introduce the case to the courts because on October 27, 1999 CANTV and CONATEL signed a preliminary letter of understanding that sought a global agreement to review the eighth year as established in the Concession. The review began with the naming of two independent international telecommunications experts whose objective was to evaluate and recommend appropriate tariff and quality standards and methodologies for Venezuela after comparison with similar information in ten other countries. On November 15, 1999, the experts presented their recommendations in a common report to CANTV and CONATEL.

On February 21, 2000, CANTV and CONATEL signed an agreement to review the eighth year of the Concession. This agreement will be in place until December 31, 2000, with the exception of tariff-related matters, which can be modified in the event of open competition in the fixed switch telecommunication services that will occur in November 2000. The agreement addressed issues related to quality standars, methodologies, targets, network modernization, new services and clarifies some Concession terms.



5.    CELLULAR CONCESSION:

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 111,947 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

The cellular concession has an initial term of 20 years and may be extended under certain circumstances for an additional 20 years. The cellular concession requires the payment of an annual concession fee of 10% of services billed. The cellular concession requires that Movilnet expand the cellular network, improve the quality of cellular services when technically feasible, and provide certain rural, public and emergency services. Management believes Movilnet is in compliance with these requirements as of March 31, 2000.

6.    BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in US dollars and Japanese yen as follows (in millions of US dollars):

                                                 March 31,  December 31,
                                                  2000         1999
                                                 ---------  ------------
Cash and temporary investments                     409          509
Accounts receivable, net                            25           26
Other assets and advances to suppliers              35           35
Accounts payable                                   (95)        (128)
Short and long-term debt                          (564)        (578)
                                                  ----         ----
Net liability position in foreign currency        (190)        (136)
                                                  ====         ====


7.    ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 11% and 9% of the Company's revenues during the three months ended March 31, 2000, and 1999, respectively.

The following table sets forth the aging of the accounts receivable from Government entities:

                                                       March 31,            December 31,
                                                         2000                   1999
                                                      -----------           ------------
Year of Service

2000                                                       26,693                   -
1999                                                       44,637                 62,648
1998 and prior                                             59,604                 62,227
                                                      -----------           ------------
                                                          130,934                124,875
                                                      ===========           ============


The changes in accounts receivable from Government entities are as follows:

                                                                             March 31,           December 31,
                                                                               2000                  1999
                                                                          ------------          -------------

Balance at beginning of year                                                   124,875                103,649
Billings                                                                        44,753                151,160
Collections                                                                    (34,950)              (109,469)
Loss from exposure to inflation                                                 (3,744)               (20,465)
                                                                          ------------          -------------
Balance at end of period                                                       130,934                124,875
                                                                          ============          =============

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have, an adverse effect on the profitability of the Company.

Management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

On November 3, 1999 Congress passed a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past - due obligations. The amount of bonds set aside for payment of debts owed CANTV under such legislation totaled Bs. 63,218. The Goverment has stated, that it plans to issue such bonds by July 30, 2000 and cancelled the accumulated debt as of December 31, 1998.


8.    PROPERTY, PLANT AND EQUIPMENT, NET:
      -----------------------------------

Property, plant and equipment, net is as follows:

                                                                            March 31,           December 31,
                                                                              2000                  1999
                                                                        --------------          ------------

Plant                                                                        7,637,652             7,631,857
Buildings and facilities                                                       901,073               897,789
Furniture and equipment                                                        625,651               615,760
Vehicles                                                                        71,504                71,741
Land                                                                            34,989                34,939
                                                                        --------------          ------------
                                                                             9,270,869             9,252,086
Less- Accumulated depreciation                                              (6,282,734)           (6,132,265)
                                                                        --------------          ------------
                                                                             2,988,135             3,119,821
Construction work in progress                                                  102,536                91,243
                                                                        --------------          ------------
                                                                             3,090,671             3,211,064
                                                                        ==============          ============

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                                              Average
                                                                            useful lives
                                                                             (in years)
                                                                            --------------

Plant                                                                         3 to 33
Buildings and facilities                                                      5 to 25
Furniture and equipment                                                       3 to 7
Vehicles                                                                        3

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 17,344 and Bs. 13,794 for the three months ended March 31, 2000 and 1999, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.


9.       OTHER ASSETS:

Other assets are as follows:

                                            March 31,    December 31,
                                              2000           1999
                                           -----------   ------------

Software and other intangible assets        148,277        156,208
Prepaid taxes                                15,279         16,184
Investment in INTELSAT                       23,284         23,192
Class C stock and other                      36,096         36,140
                                            -------        -------
                                            222,936        231,724
                                            =======        =======


Software and other intangible assets include the cost of computer software and systems for internal use (See Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites and submarine cables which are amortized over periods ranging from 7 to 16 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

The investment in INTELSAT represents the Company's participation in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the US dollar.

In 1993, the Company purchased 1% of its capital stock, for Bs. 45,146. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earn the award and the stock is issued to employees the following year. At March 31, 2000, 8,912,314 shares are available for distribution to employees under this plan.


10.      LONG-TERM DEBT:

Long-term debt is comprised of the following:

                                                                                   March 31,           December 31,
                                                                                     2000                  1999
                                                                                  ----------           ------------
Notes in US dollars at interest rates of 9.08% and 8.88% at March 31, 2000 and
    December 31, 1999, maturing in 2002 and 2004, respectively                     133,861                133,631

Notes in US dollars at interest rates of six-month LIBOR plus a margin between
    1.35% and 1.75%, (averaging 7.69% and 7.50% at March 31, 2000 and December
    31, 1999), maturing through 2003                                                83,750                 91,976

Bank loans in Japanese yen at fixed interest rates (averaging 5.89% at March 31,
    2000 and 5.88% at December 31, 1999), and in US dollars at interest rates of
    six-month LIBOR plus a margin between 0.25% and 2.00%, maturing through 2009    72,031                 75,650


IFC loans in US dollars at variable interest rates:

   a.  At  six-month  LIBOR plus a margin of 1.75%,  (averaging
       7.97% and 6.79% at March 31, 2000 and December 31,  1999),
       maturing through 2005                                                        37,077                 40,135

   b.  At  six-month  LIBOR plus a margin of 2.00%,  (averaging
       8.22% and 7.04% at March 31, 2000 and December 31,  1999),
       maturing through 2007                                                        21,757                 23,412

   c.  At  six-month  LIBOR  plus a margin  between  3.00%  and
       6.00 %  (averaging  12.36% at March 31, 2000 and 11.06% at
       December 31, 1999), maturing through 2005                                    16,750                 16,723

Supplier loans in US dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.50% (averaging 6.51% at March 31, 2000 and 6.35% at December
   31, 1999), maturing through 2002                                                  8,052                  8,710

                                                                                  March 31,           December 31,
                                                                                    2000                  1999
                                                                                  --------             ----------
Notes payable to suppliers in US dollars at variable interest rates (averaging
   7.39% at March 31, 2000 and 7.45% at
   December 31, 1999), maturing through 2002                                         4,257                  5,244

Bank loan in bolivars bearing interest at the average lending rate of the four major banks in Venezuela (30.65% at March 31, 2000 and 30.95% at December 31,
   1999), maturing through 2003                                                      5,625                  6,494

Bank loans in bolivars at various interest rates (averaging 9.03% at March 31,
   2000 and 10.47% at
   December 31, 1999), maturing through 2001                                           209                    215
                                                                                  --------             ----------

                                                                                   383,369                402,190

Less: Current maturities                                                           (53,702)               (50,248)
                                                                                  --------             ----------
                                                                                   329,667                351,942
                                                                                  ========             ==========

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$ 261 million, of which US$ 175 million was disbursed. Of the amount disbursed, US$ 75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$ 100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid US$ 150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$ 25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in US dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of March 31, 2000.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling US$ 95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

Estimated payments of long-term debt are: Bs. 30,960 in 2000, Bs. 49,102 in 2001, Bs. 119,053 in 2002, Bs. 36,385 in 2003, and Bs. 147,869 thereafter, translated into bolivars at the exchange rate at March 31, 2000.

11.      SHORT-TERM DEBT:

Short-term debt is as follows:

                                                                                  March 31,          December 31,
                                                                                    2000                1999
                                                                                ------------       ---------------
Bank loans  in  bolivars at various interest rates (averaging 18.26% at
March 31, 2000 and 20.22% at  December 31, 1999)                                       4,750                 4,894

Current maturities of long-term debt                                                  53,702                50,248
                                                                                ------------       ---------------
                                                                                      58,452                55,142
                                                                                ============       ===============



12.      OTHER CURRENT LIABILITIES:


Other current liabilities are comprised of the following:

                                                                              March 31,          December 31,
                                                                                2000                1999
                                                                           ------------       ---------------

Income, value added and other taxes                                              13,548                11,792
Accrued liabilities                                                              17,435                16,481
Legal claims                                                                      8,535                 9,367
Concession tax                                                                   25,761                89,532
Deferred income                                                                  22,377                23,028
Technical and administrative services due to affiliates of
    VenWorld stockholders                                                         5,962                 7,014
Interest payable                                                                  4,887                10,365
Others                                                                           13,854                11,083
                                                                           ------------       ---------------
                                                                                112,359               178,662
                                                                           ============       ===============

13.      RETIREMENT BENEFITS:

Pension Plan

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At March 31, 2000, the Company has funded Bs. 64,674 in a trust for this purpose.

Assumptions used to develop the projected benefit obligation are as follows:

                   Discount rate                                       7%
                   Expected return on assets                           5%
                   Rate of compensation increase                       2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

The amount of pension expense was Bs. 6,309 at March 31, 2000.

Postretirement Benefits Other than Pensions

In 1999, the Company recorded postretirement benefit obligations based on actuarial estimates. Benefit payments are based on the average medical claims per retiree for 1998.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                   Discount rate                                    7%
                   Medical cost trend rate                          2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

The amount of postretirement benefits expense was Bs. 3,490 at March 31, 2000.

Defined Contribution Plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At March 31, 2000, the Company had funded Bs. 9,490 for this Plan. The Company is not required to increase the funding of this Plan.


14.      STOCKHOLDERS' EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and some regulations issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (See Note 10 - Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, assessed on a non-consolidated basis and without reflecting its share in the net income of its subsidiaries. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such accumulated losses. Until 1996, net income for this purpose was computed as the lesser of (i) net income according to historical figures or (ii) net income according to inflation adjusted figures. However, in May 1997, the CNV modified its regulations and provided that inflation adjusted net income would be the sole basis for the calculation of dividend payments. The requirements of the Capital Markets Law are subject to the provisions of the Commercial Code, that is, dividends shall always be paid out of "liquid and collected earnings."

In October 1998, a new Capital Markets Law was passed. One of the principal changes is that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment and that dividend policies must be stated in the company's By-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

On March 30, 1999, the Company shareholders approved the incorporation of the Capital Markets Law into the Company's By-laws.

On March 31, 2000, an ordinary shareholders' assembly, the Company declared a cash dividend. This dividend was Bs. 60.00 per share and Bs. 420.00 per ADS, to stockholders registered on April 11, 2000. This dividend will be paid on April 28, 2000.

Capital Stock

The Company's capital stock of 1,000,000,000 shares has a par value of Bs.
36.9018 per share, and include 14,534,800 shares (2,076,400 ADS) in treasury capital stock for the repurchase program.

The capital stock is compound as follows:





                                                                                             Number of
                                                                        Participation        shares (in
               Stockholder                                  Class             %              thousands)
-------------------------------------------              ----------    -----------------   --------------

VenWorld Telecom C.A.  (VenWorld)                            A               40.00              400,000
Fondo de Inversiones de Venezuela (FIV)                      B                5.19               51,900
Employee Trusts and Employees                                C               12.63              126,252
Public Shareholders                                          D               40.73              407,313
Treasury Capital Stock (ADS)                                 D                1.45               14,535
                                                                       -----------         ------------
                                                                            100.00            1,000,000
                                                                       ===========         ============

VenWorld is a private consortium of companies led by GTE Corporation (GTE), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium).

During 2000, VenWorld may transfer or encumber the Class A shares if it continues to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001 any Class A shares transferred to any person other than

VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D shares. VenWorld has the right to elect the CANTV President and four members of the Board of Directors of the Company until January 1, 2001.

Class B shares may only be owned by Venezuelan Government entities. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders have the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member. A majority of holders of Class A and B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the equity share capital of CANTV and the right to elect one member provided such shares represent at least 3% of the equity share capital of CANTV.

Class D shares are comprised of the conversion of Class B and C shares as described above or from capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders lose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's equity in a global public equity offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase program

On extraordinary and ordinary shareholders' assemblies held on November 16, 1999 and on March 31, 2000, respectively, two share repurchase programs were approved up to 50,000,000 CANTV's outstanding shares every one. At the end of the each program the total of the outstanding shares repurchased will be canceled and the capital stock will be decreased proportionally. The Company intends to spend approximately US$ 150 million on each program and a maximun US$ 300 million subject to market conditions. The Capital Markets Law limits each repurchase program to six months and requires publication of a maximum repurchase price per share and a maximum volume of shares. In order to comply with these local regulations, a maximum repurchase price of Bs. 3,696 and Bs. 4,871 or up to US$ 40 and US$ 50 per ADS, respectively were set, and a maximum volume of 50,000,000 shares on each program.

As of March 31, 2000, CANTV has registered the adquisition of 14,534,800 ouststanding shares (2,076,400 ADS) by the first repurchase program.


15.  FINANCING (COST) BENEFIT, NET:


Financing (cost) benefit, net for the three months ended March 31 is as follows:


                                                                          2000                  1999
                                                                     -------------        ---------------

Interest income                                                              5,660                6,943
Interest expense                                                            (9,943)             (10,934)
Exchange loss, net                                                          (4,242)              (5,908)
(Loss) gain from net monetary position                                      (2,547)               6,138
Gain from indexation of tax units                                                -                3,879
                                                                     -------------        -------------
                                                                           (11,072)                 118
                                                                     =============        =============

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally US dollars and Japanese yen) into bolivars at the exchange rates as of March 31, 2000 and December 31, 1999 (See Note 6 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 3% for the three months ended March 31, 2000 and 1999.

The (loss) gain from net monetary position reflects the gain or loss from holding net monetary assets or liabilities in a period of inflation, which was 3% and 5% for the three months ended March 31, 2000 and 1999, respectively.


16.  TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also a major customer of the Company (See Note 7 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 7,208 and Bs. 1,164 for the three months ended March 31, 2000 and 1999, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 15,895 and 3,190 Bs. for the three months ended March 31, 2000 and 1999, respectively. Net operating revenues of Bs. 2,902 and Bs. 4,663 were recognized for the three months ended March 31, 2000, and 1999, respectively, with respect to the settlement of international telephone traffic with affiliates. At March 31, 2000, the Company has recorded payables to GTE and AT&T affiliates for all such transactions of Bs. 11,031 and Bs. 1,259, respectively, and at December 31, 1999, Bs. 16,093 and Bs. 1,046, respectively.


17.  COMMITMENTS AND CONTINGENCIES:


The Company has the following commitments and contingencies:

a.   Capital expenditures

CANTV's capital expenditures for 2000 are currently estimated at Bs. 368,500 (US$ 550 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.   Operating leases

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.   Litigation

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of March 31, 2000 for all such matters.

During 1998, the Company was advised of a legal claim filed by Manufacturas Plasticas Telefonicas, C.A. (Maplatex), asserting noncompliance by CANTV with a telephone equipment supply contract and damages totaling Bs. 26,641. In June 30, 1999, the judicial proceeding was closed. CANTV and Maplatex signed an "Agreement." The settlement was for Bs. 1,930 (expressed in constant bolivars as of June 30, 1999).

In August 1999, CANTV paid the net settlement amount to the Court and not directly to Maplatex, as Maplatex is involved in bankruptcy proceedings.


d.   Concession mandates

The Concession requires the Company to carry out a plan of network expansion and modernization based on the construction of a specified minimum number of new digital lines, the modernization of analog lines and the installation of public telephones for each year until the year 2000. In addition, the Company is required to meet certain quality and service targets.

In September 1996, the Ministry reduced the Company's expansion mandates for 1996 through 2000, and entered into an agreement with the Company which provided for review of the mandates in the first quarter of 1998. Depending on the results, the mandates were to be increased or decreased in order to reflect economic conditions. The mandates were reviewed based on economic estimates available in the first quarter of 1998. Access demand was slightly lower than 1996 estimate. Therefore, it was not necessary to modify the mandates and the Company will review them in case of macroecomic changes. On December 16, 1998, the Company presented to CONATEL a proposal to reduce the projected access demand due to the changes of the macroeconomic conditions.

Clause 22, of the Concession, calls for the review and possible update of the concession mandates during the eighth year of the Concession. During the second half of 1999, CANTV and CONATEL held several meetings to address issues such as the regulatory climate and the existing mandates in order to ready the telecommunications market for open competition in Venezuela. On October 27, 1999, CANTV and CONATEL signed a preliminary letter of understanding to initiate this review.

Based on the recommendations presented by the international experts on November 15, 1999, on February 21, 2000 CANTV and CONATEL signed an agreement to review the eight year of the Concession which includes the update of the concession mandates (See Note 4 - Regulation). This agreement includes the reduction in the expansion targets and considers an accelerated modernization program to meet an annual medium target of eighty percent in plant digitalization by the end of year 2000. No target has been set related to the expansion in new digital lines.

e.   Competition

Pursuant to the Concession, until November 27, 2000, the Company is currently the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV is not providing basic telephone services in such areas and does not contemplate doing so within two years. In addition, the Ministry may grant concessions for basic telephone services to serve population centers with more than 5,000 habitants if CANTV has not installed an automatic switching center within a specified plan or the Ministry determines that CANTV has materially failed to meet for two consecutive years the terms of the Concession with respect to network expansion and modernization or service quality and the Ministry determines that such action would markedly improve the existing situation.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to Infonet Redes de Informacion C.A. (Infonet) to provide multi-services, except national and international long distance services, on population centers with 5,000 or fewer habitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. for the central western and eastern regions of Venezuela, respectively. Both Infonet and Digitel have started operations.

18.  MARKET RISK:


The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality European and United States of America (US) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with US issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid US dollar short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in US dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars and Japanese yens to meet financing obligations.


19.  WORK FORCE REDUCTION PROGRAM:

The Company has implemented a work force reduction program, granting employees an incentive to voluntarily retire prior to their anticipated retirement date, in order to improve the efficiency of the operation and administration of the Company. This expense amounted to Bs. 10,059 and Bs. 2,551 for the three months ended March 31, 2000 and 1999, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.


20.  CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:

Certain amounts from the December 31, 1999 and March 31, 1999 consolidated financial statements have been reclassified for comparison purposes.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 COMPANIA ANONIMA NACIONAL
                                               TELEFONOS DE VENEZUELA, (CANTV)



                                               By: /S/ DAVID N. SCHOENBERGER
                                                  David N. Schoenberger
                                                  Chief Manager of Finance



Date:  May 11, 2000